

January 21, 2022

Mala Murthy
Chief Financial Officer
Teladoc Health, Inc.
2 Manhattanville Road, Suite 203
Purchase, New York 10577

> **Re: Teladoc Health, Inc.**
> **Form 10-K for Fiscal Year Ended December 30, 2020**
> **Filed March 1, 2021**
> **File No. 001-37477**
> **Response Dated January 14, 2022**

Dear Ms. Murthy:

We have reviewed your January 14, 2022 response to our comment letter and have the following comment. Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2020

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations
Critical Accounting Policies
Business Combinations, page 60

1.  We note your response to comment 1. Given the significance of the acquired customer relationships from Livongo to your consolidated balance sheet and consolidated statement of operations and the immaturity of the telehealth market, please provide expanded disclosure of the specific facts and circumstances that lead management to conclude that the customer relationships acquired has a useful life of 15.7 years, as Livongo has been providing its services since 2014, or approximately six years as of the date of acquisition. As part of your expanded disclosure, include Livongo's customer attrition information as the largest contributing factor to the useful life. Also under the Goodwill and Intangible Assets section, please discuss the factors that could reasonably result in a decrease in the useful life and the potential material impact to the amount of amortization expense recognized.

Mala Murthy
Teladoc Health, Inc.
January 21, 2022
Page 2

   You may contact Tracey Houser at 202-551-3736 or Terence O'Brien at 202-551-3355, if you have questions regarding comments on the financial statements and related matters.

         Sincerely,

         Division of Corporation Finance
         Office of Life Sciences